EXHIBIT 12



                             COMPUTATION OF RATIO OF
                            EARNINGS TO FIXED CHARGES


         The ratio of earnings to fixed charges is computed by dividing the sum of income before taxes and fixed charges by the sum of fixed charges. Fixed charges represent interest expenses (including interest attributable to capital leases, the estimated interest component of operating lease rental payments and both excluding and including interest on deposits).